Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(Unaudited)

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends. For purposes of calculating these ratios, earnings consist of income from continuing operations plus fixed charges, less loss (income) from non-controlling interests and interest capitalized. Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized. Preferred share dividends consist of dividends on our Series A and Series B preferred shares.

	(in thousands, except ratios)
	Fiscal Year Ended April 30,
	2018	2017	2016		2015		2014
Earnings
(Loss) income from continuing operations	$(37,194)	$(38,150)	$17,105		$17,330		$4,136
Add:
Combined fixed charges and preferred distributions (see below)	46,919	56,919	70,595		75,437		73,933
Amortization of capitalized interest	295	234	203		74		—
Less:
Loss (Income) noncontrolling interests – consolidated real estate entities	1,861	16,881	2,436		(3,071)		(910)
Interest capitalized	—	(431)	(4,907)		(4,903)		(2,856)
Preferred distributions	(8,569)	(10,546)	(11,514)		(11,514)		(11,514)
Total earnings	$3,312	$24,907	$73,918		$73,353		$62,789

Fixed charges
Interest expensed	$38,350	$45,942	$54,174		$59,020		$59,563
Interest capitalized	—	431	4,907		4,903		2,856
Total fixed charges	$38,350	$46,373	$59,081		$63,923		$62,419
Preferred distributions	8,569	10,546	11,514		11,514		11,514
Total combined fixed charges and preferred distributions	$46,919	$56,919	$70,595		$75,437		$73,933

Ratio of earnings to fixed charges	(a)	(b)	1.25	x	1.15	x	1.01	x
Ratio of earnings to combined fixed charges and preferred distributions	(a)	(b)	1.05	x	(c)		(d)

(a)
Earnings were inadequate to cover (1)  fixed charges and (2) combined fixed charges and preferred distributions by $35.0 million and $43.6 million, respectively. Excluding non-cash asset impairment charges of $18.1 million and additional depreciation due to the change in asset lives of $14.4 million, the ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred distributions would have been 0.93x and 0.76x, respectively, for the fiscal year ended April 30, 2018

(b)
Earnings were inadequate to cover (1)  fixed charges and (2) combined fixed charges and preferred distributions by $21.5 million and $32.0 million, respectively. Excluding non-cash asset impairment charges of $57.1 million, the ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred distributions would have been 1.77x and 1.44x, respectively, for the fiscal year ended April 30, 2017.

(c)
Earnings were inadequate to cover combined fixed charges and preferred distributions by $2.1 million. Excluding non-cash asset impairment charges of $4.5 million, the ratio of earnings to combined fixed charges and preferred distributions would have been 1.03x, for the fiscal year ended April 30, 2015.

(d)
Earnings were inadequate to cover combined fixed charges and preferred distributions by $11.1 million. Excluding non-cash asset impairment charges of $7.8 million, the ratio of earnings to combined fixed charges and preferred distributions would have been 0.95x, for the fiscal year ended April 30, 2014.